# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330
Date of event which requires filing of this statement: 11/06/2025
Amends the filing with accession number 0001124198-25-000063
Filed by CIK 0001124198
Persons authorized to receive notices and communications: Kevin B. Hammonds, Fluor Corporation, 6700 Las Colinas Boulevard, Irving, Texas (TX), 75039, 469-398-7000

## Reporting persons
- Fluor Corporation (CIK 0001124198): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 111,400,219; sole dispositive power 0; shared dispositive power 111,400,219; aggregate amount beneficially owned 111,400,219 (37.3% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 167,659,304 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and 130,817,571 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock"), of NuScale Power Corporation ("Issuer") issued and outstanding as of October 31, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 6, 2025.
- Fluor Enterprises, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 111,400,219; sole dispositive power 0; shared dispositive power 111,400,219; aggregate amount beneficially owned 111,400,219 (37.3% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 167,659,304 shares of Class A Common Stock and 130,817,571 shares of Class B Common Stock issued and outstanding as of October 31, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.
- NuScale Holdings Corp.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 463,747; sole dispositive power 0; shared dispositive power 463,747; aggregate amount beneficially owned 463,747 (0.2% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 167,659,304 shares of Class A Common Stock and 130,817,571 shares of Class B Common Stock issued and outstanding as of October 31, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 6 on Schedule 13D/A (this "Amendment No. 6") is being filed jointly by (i) Fluor Corporation, a Delaware corporation and a publicly listed company on the New York Stock Exchange ("Fluor"), (ii) Fluor Enterprises, Inc., a California corporation ("Fluor Enterprises") and wholly owned subsidiary of Fluor, and (iii) NuScale Holdings Corp., an Oregon corporation ("NuScale Holdings", together with Fluor Enterprises and Fluor, the "Reporting Persons"). This Amendment No. 6 amends and supplements the Schedule 13D previously filed by the Reporting Persons on May 12, 2022, as amended by Amendment No. 1 filed on November 3, 2022, Amendment No. 2 filed on August 1, 2025, Amendment No. 3 filed on September 23, 2025, Amendment No. 4 filed on October 1, 2025 and Amendment No. 5 filed on October 9, 2025 (the "Original Filing"), with respect to the Class A Common Stock of NuScale Power Corporation (the "Issuer").

The Items below amend and supplement the information disclosed under the corresponding Items of the Original Filing.

Item 4 is hereby amended and supplemented to add the following:

On October 22, 2025, NuScale Holdings delivered a notice to NuScale LLC requesting the conversion of all 463,747 Class B common units of NuScale LLC (together with the corresponding shares of Class B Common Stock) into 463,747 shares of Class A Common Stock, in accordance with the terms of the Issuer's certificate of incorporation and the limited liability company agreement of NuScale LLC.

On November 6, 2025, Fluor entered into an exchange agreement (the "Exchange Agreement") with the Issuer and NuScale LLC to exchange 110,936,472 Class B common units of NuScale LLC which are currently beneficially owned by Fluor and its controlled affiliates into 110,936,472 shares of Class A Common Stock. The exchange was completed on November 7, 2025.

On November 6, 2025, in connection with the Exchange Agreement, Fluor, Fluor Enterprises, the Issuer and NuScale LLC entered into a Tax Receivable Agreement Amendment (the "TRA Amendment") to reduce any tax payments due to Fluor from the Issuer under that certain Tax Receivable Agreement, dated as of May 2, 2022, by and among the Issuer, NuScale LLC and certain other stockholders of the Issuer, by 50%.

On November 9, 2025, Nuke Holdings, LLC, a wholly owned subsidiary of Fluor Enterprises ("Nuke"), entered into a letter agreement (the "Letter Agreement") with Goldman Sachs International ("Dealer") and Goldman Sachs & Co. LLC, as collateral custodian (in such capacity, the "Custodian"), pursuant to which Nuke agreed to sell, convey, transfer, assign and deliver to Dealer 71,000,000 shares of Class A Common Stock (the "Subject Shares") at a variable price to be calculated at the expiration of the sale program established under the Letter Agreement. The sale program will be completed in the first quarter of 2026. The program may, under its terms, be terminated early by the Dealer; however, pursuant to the Exchange Agreement, the program may not be terminated prior to January 15, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented to add the following:

(a) - (c)

As of the date of filing this Amendment No. 6, Nuke is the record owner of 110,936,472 shares of Class A Common Stock (representing 37.2% of the total outstanding shares of Class A Common Stock and Class B Common Stock), and NuScale Holdings is the record owner of 463,747 shares of Class B Common Stock (representing 0.2% of the total outstanding shares of Class B Common Stock and Class A Common Stock). Each Class B common unit of NuScale LLC (together with the cancellation of a share of Class B Common Stock) is exchangeable for a share of Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 is hereby incorporated by reference into this Item 6.

Item 6 is hereby amended and supplemented to add the following:

Under the Exchange Agreement, Fluor has agreed to (i) appear at each upcoming special meeting of the Issuer's stockholders or otherwise cause the Subject Shares over which Fluor has the power to vote or direct the voting as of the applicable record date to be counted as present thereat for purposes of calculating a quorum; and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Subject Shares (x) in favor of one or more proposals for the adoption of one or more amendments to the Issuer's certificate of incorporation solely to increase the number of authorized shares of Class A Common Stock (the "Charter Amendment"), (y) in favor of any proposal to adjourn or postpone such meeting to a later date if such adjournment or postponement is proposed at such meeting, and (z) against any action that would prevent, impede, interfere with, delay, postpone, or adversely affect the adoption of the Charter Amendment proposal.

Under the Letter Agreement, Nuke agreed to deliver the Subject Shares to a securities account established and maintained at the Custodian (the "Collateral Account") and granted to Dealer a continuing first priority perfected security interest in and right of setoff against, among other things, the Subject Shares, all distributions thereon and rights relating thereto and the Collateral Account.

The summaries of the Exchange Agreement and Letter Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the Exchange Agreement, the TRA Amendment and the Letter Agreement filed herewith as Exhibits 1, 2 and 3, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Exchange Agreement, dated as of November 6, 2025, by and among NuScale Power Corporation, NuScale Power, LLC and Fluor Corporation.

Exhibit 2. Tax Receivable Agreement Amendment, dated as of November 6, 2025, by among NuScale Power Corporation, NuScale Power LLC, Fluor Corporation and Fluor Enterprises, Inc.

Exhibit 3. Letter Agreement, dated as of November 9, 2025, by and among Nuke Holdings, LLC, Goldman Sachs International and Goldman Sachs & Co. LLC.

## Signatures
- Fluor Corporation: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Executive Vice President, Chief Legal Officer and Corporate Secretary (11/10/2025)
- Fluor Enterprises, Inc.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Executive Vice President, Chief Legal Officer and Corporate Secretary (11/10/2025)
- NuScale Holdings Corp.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Secretary (11/10/2025)